Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Catherine Raw

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 14, 2018

BARRICK YEAR-END 2017	93

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 95 - 96 of Barrick’s 2017 Annual Financial Statements.

BARRICK YEAR-END 2017	94

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries, (together, the company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud,

      PricewaterhouseCoopers LLP

      PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

      T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

         “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 14, 2018

We have served as the company’s auditor since at least 1982. We have not determined the specific year we began serving as auditor of the company.

2

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2017	2016
Revenue (notes 5 and 6)	$8,374	$8,558
Costs and expenses
Cost of sales (notes 5 and 7)	5,300	5,405
General and administrative expenses (note 11)	248	256
Exploration, evaluation and project expenses (notes 5 and 8)	354	237
Impairment reversals (note 10)	(212)	(250)
Loss on currency translation (note 9b)	72	199
Closed mine rehabilitation (note 27b)	55	130
Income from equity investees (note 16)	(76)	(20)
Gain on non-hedge derivatives (note 25e)	(6)	(12)
Other expense (income) (note 9a)	(799)	60
Income before finance items and income taxes	3,438	2,553
Finance costs, net (note 14)	(691)	(775)
Income before income taxes	2,747	1,778
Income tax expense (note 12)	(1,231)	(917)
Net income	$1,516	$861
Attributable to:
Equity holders of Barrick Gold Corporation	$1,438	$655
Non-controlling interests (note 32)	$78	$206
Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$1.23	$0.56
Diluted	$1.23	$0.56

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2017	97	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2017	2016
Net income	$1,516	$861
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $3 and ($9)	(16)	16
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax ($9) and ($8)	23	64
Currency translation adjustments, net of tax $nil and $nil	9	95
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax ($6) and ($4)	18	7
Net change on equity investments, net of tax $nil and $nil	4	6
Total other comprehensive income	38	188
Total comprehensive income	$1,554	$1,049
Attributable to:
Equity holders of Barrick Gold Corporation	$1,476	$843
Non-controlling interests	$78	$206

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2017	98	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2017	2016
OPERATING ACTIVITIES
Net income	$1,516	$861
Adjustments for the following items:
Depreciation	1,647	1,574
Finance costs (note 14)	705	788
Impairment reversals (note 10)	(212)	(250)
Income tax expense (note 12)	1,231	917
Currency translation losses (note 9b)	72	199
Loss (gain) on sale of non-current assets/investments (note 9a)	(911)	42
Change in working capital (note 15)	(728)	(428)
Other operating activities (note 15)	(181)	(63)
Operating cash flows before interest and income taxes	3,139	3,640
Interest paid	(425)	(513)
Income taxes paid	(649)	(487)
Net cash provided by operating activities	2,065	2,640
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,396)	(1,126)
Sales proceeds	28	135
Divestitures (note 4)	990	588
Investment purchases	(7)	—
Net funds (invested) received from equity method investments	48	(9)
Net cash provided by (used in) investing activities	(337)	(412)
FINANCING ACTIVITIES
Debt (note 25b)
Proceeds	—	5
Repayments	(1,533)	(2,062)
Dividends (note 31)	(125)	(86)
Funding from non-controlling interests (note 32)	13	70
Disbursements to non-controlling interests (note 32)	(139)	(95)
Debt extinguishment costs	(102)	(129)
Net cash used in financing activities	(1,886)	(2,297)
Effect of exchange rate changes on cash and equivalents	3	3
Net decrease in cash and equivalents	(155)	(66)
Cash and equivalents at beginning of year (note 25a)	2,389	2,455
Cash and equivalents at the end of year	$2,234	$2,389

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2017	99	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2017	As at December 31, 2016
ASSETS
Current assets
Cash and equivalents (note 25a)	$2,234	$2,389
Accounts receivable (note 18)	239	249
Inventories (note 17)	1,890	1,930
Other current assets (note 18)	321	306
Total current assets	4,684	4,874
Non-current assets
Non-current portion of inventory (note 17)	1,681	1,536
Equity in investees (note 16)	1,213	1,185
Property, plant and equipment (note 19)	13,806	14,103
Intangible assets (note 20a)	255	272
Goodwill (note 20b)	1,330	1,371
Deferred income tax assets (note 30)	1,069	977
Other assets (note 22)	1,270	946
Total assets	$25,308	$25,264
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,059	$1,084
Debt (note 25b)	59	143
Current income tax liabilities	298	283
Other current liabilities (note 24)	331	309
Total current liabilities	1,747	1,819
Non-current liabilities
Debt (note 25b)	6,364	7,788
Provisions (note 27)	3,141	2,363
Deferred income tax liabilities (note 30)	1,245	1,520
Other liabilities (note 29)	1,744	1,461
Total liabilities	14,241	14,951
Equity
Capital stock (note 31)	20,893	20,877
Deficit	(11,759)	(13,074)
Accumulated other comprehensive loss	(169)	(189)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	9,286	7,935
Non-controlling interests (note 32)	1,781	2,378
Total equity	11,067	10,313
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$25,308	$25,264

 The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman	Steven J. Shapiro, Director

BARRICK YEAR-END 2017	100	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company

(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2017	1,165,574	$20,877	($13,074)	($189)	$321	$7,935	$2,378	$10,313
Net income	—	—	1,438	—	—	1,438	78	1,516
Total other comprehensive income	—	—	18	20	—	38	—	38
Total comprehensive income	—	$—	$1,456	$20	$—	$1,476	$78	$1,554
Transactions with owners
Dividends	—	—	(125)	—	—	(125)	—	(125)
Dividend reinvestment plan	1,003	16	(16)	—	—	—	—	—
Decrease in non-controlling interest (note 4b)	—	—	—	—	—	—	(493)	(493)
Funding from non-controlling interests	—	—	—	—	—	—	13	13
Other decrease in non-controlling interests	—	—	—	—	—	—	(195)	(195)
Total transactions with owners	1,003	$16	($141)	$—	$—	($125)	($675)	($800)
At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067

At January 1, 2016	1,165,081	$20,869	($13,642)	($370)	$321	$7,178	$2,277	$9,455
Net Income	—	—	655	—	—	655	206	861
Total other comprehensive income	—	—	7	181	—	188	—	188
Total comprehensive income	—	$—	$662	$181	$—	$843	$206	$1,049
Transactions with owners
Dividends	—	—	(86)	—	—	(86)	—	(86)
Dividend reinvestment plan	493	8	(8)	—	—	—	—	—
Funding from non-controlling interests	—	—	—	—	—	—	70	70
Other decrease in non-controlling interests	—	—	—	—	—	—	(175)	(175)
Total transactions with owners	493	$8	($94)	$—	$—	($86)	($105)	($191)
At December 31, 2016	1,165,574	$20,877	($13,074)	($189)	$321	$7,935	$2,378	$10,313

1 Includes cumulative translation adjustments as at December 31, 2017: $73 million loss (2016: $82 million).

2 Includes additional paid-in capital as at December 31, 2017: $283 million (December 31, 2016: $283 million) and convertible borrowings - equity component as at December 31, 2017: $38 million (December 31, 2016: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2017	101	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation.    Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, and the Dominican Republic and our producing copper mine is in Zambia. Following the sale of 50% of our Veladero gold mine located in Argentina (noted in note 4a), we hold a 50% interest in the Veladero mine. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

a)    Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 14, 2018.

b)    Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

BARRICK YEAR-END 2017	102	NOTES TO FINANCIAL STATEMENTS

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2017:

	Place of business	Entity type	Economic interest[1]	Method[2]
Acacia Mining plc[3]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
South Arturo[3]	United States	Subsidiary	60%	Consolidation
Norte Abierto Project[4]	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine[5]	Papua New Guinea	JO	47.5%	Our share
Turquoise Ridge Mine[5]	United States	JO	75%	Our share
Veladero[6]	Argentina	JO	50%	Our share
GNX[7,8]	Chile	JV	50%	Equity Method
Jabal Sayid[7]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[7,8]	Tanzania	JV	50%	Equity Method
Zaldívar[7]	Chile	JV	50%	Equity Method
[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.
[2]	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
[3]	We consolidate our interests in Acacia, Pueblo Viejo and South Arturo and record a non-controlling interest for the 36.1%, 40% and 40%, respectively, that we do not own.
[4]

We divested 25% of Cerro Casale on June 9, 2017, bringing our ownership down to 50%. As part of that transaction, we formed a joint operation with Goldcorp. The joint operation, which is now referred to as Norte Abierto, includes the Cerro Casale and Caspiche deposits.

[5]	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
[6]	We divested 50% of Veladero on June 30, 2017, bringing our ownership down to 50%.
[7]	Barrick has commitments of $301 million relating to its interest in the joint ventures.
[8]

These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 16 for further details.

c)    Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

d)    Non-current Assets and Disposal Groups Held- for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

BARRICK YEAR-END 2017	103	NOTES TO FINANCIAL STATEMENTS

e)    Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
•

Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);

•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

f)    Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

g)    Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n.

BARRICK YEAR-END 2017	104	NOTES TO FINANCIAL STATEMENTS

h)    Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

i)    Earnings per Share

Earnings per share as computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

j)    Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

BARRICK YEAR-END 2017	105	NOTES TO FINANCIAL STATEMENTS

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

k)    Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as fair value through other comprehensive income (“FVOCI”) pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI.

l)    Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.

Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses.

Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

m)    Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:

•	Net profits interest (NPI) royalty to other than a government,
•	Modified net smelter return (NSR) royalty,
•	Net smelter return sliding scale (NSRSS) royalty,
•	Gross proceeds sliding scale (GPSS) royalty,
•	Gross smelter return (GSR) royalty,
•	Net value (NV) royalty,
•	Land tenement (LT) royalty, and a
•	Gold revenue royalty.

n)    Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	7 – 27 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less

BARRICK YEAR-END 2017	106	NOTES TO FINANCIAL STATEMENTS

accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E.

BARRICK YEAR-END 2017	107	NOTES TO FINANCIAL STATEMENTS

Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Assets acquired via a finance lease are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

o)    Impairment (and Reversals of Impairment) of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU

BARRICK YEAR-END 2017	108	NOTES TO FINANCIAL STATEMENTS

amounts and therefore used as recoverable amount for impairment testing purposes.

p)    Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

q)    Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual mine sites and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the President.

The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

r)    Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

s)        Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value

BARRICK YEAR-END 2017	109	NOTES TO FINANCIAL STATEMENTS

at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

t)    Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

u)    Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings ponds, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of

BARRICK YEAR-END 2017	110	NOTES TO FINANCIAL STATEMENTS

the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

v)    Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

w)    Stock-Based Compensation

We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled

(Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”) and Global Employee Share Plan (“GESP”)) awards to certain employees, officers and directors of the Company.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan (“ESOP”)

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units (“RSU”)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and upon vesting the employee will receive either cash or common shares, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair

BARRICK YEAR-END 2017	111	NOTES TO FINANCIAL STATEMENTS

value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units (“DSU”)

Under our DSU plan, Directors must receive at least 75% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Restricted Share Units (“PRSU”)

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of share units issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units (“PGSU”)

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one

Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout. Upon vesting, the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Employee Share Purchase Plan (“ESPP”)

Under our ESPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of C$5,000 per year.

Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its semi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

Global Employee Share Plan (“GESP”)

Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

BARRICK YEAR-END 2017	112	NOTES TO FINANCIAL STATEMENTS

x)    Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

y)    New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We have not early adopted IFRS 15. In 2017 we completed our assessment of the impact on our consolidated financial statements. Our assessment is as follows:

•	Bullion (gold and silver) sales – these sales will not be affected by IFRS 15.
•

Concentrate (gold and copper) and cathode (copper) sales – the recognition of these sales will not be affected by IFRS 15, but we will begin separate presentation of the provisional pricing adjustments within our revenue note disclosure.

•

Streaming arrangements – IFRS 15 requires us to treat deferred revenue earned on streaming transactions as variable, which must be adjusted each time there is a change in the underlying production profile. As at January 1, 2018, an insignificant opening balance sheet adjustment will be recorded upon transition to retroactively adjust the historical revenue recognized from our streaming transactions, resulting in an increase to our deferred revenue balance and a decrease in retained earnings. The retroactive adjustment reflects the change in the transaction price per unit due to a change in the life of mine production profile of the mines since the inception of the streaming agreements and the corresponding impact on accretion. Going forward, each time we have an update to the life of mine production profile (typically in the fourth quarter of each year) we will record an adjustment to revenue to retroactively adjust for the new number of ounces expected to be delivered to our streaming counterparty.

•	We will use the modified retrospective approach of adoption.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the

BARRICK YEAR-END 2017	113	NOTES TO FINANCIAL STATEMENTS

same date as IFRS 16. We are not early adopting IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. We have developed a full implementation plan to determine the impact on our financial statements and internal controls. In fourth quarter 2017, we formed an IFRS 16 working group and began the process of compiling all of our existing operating leases and service contracts. In 2018, we will review the relevant agreements and determine which of the operating leases and service contracts are in scope for IFRS 16.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2017 we have used a per ounce gold price of $1,200, compared to $1,000 short-term and $1,200 long-term as at December 31, 2016. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2017 we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant

BARRICK YEAR-END 2017	114	NOTES TO FINANCIAL STATEMENTS

changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama

The Pascua-Lama project received $484 million as at December 31, 2017 ($429 million as at December 31, 2016) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $313 million (2016: $236 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. We have recorded $221 million in VAT recoverable in Argentina as at December 31, 2017 ($255 million as at December 31, 2016) relating to the development of the Argentinean side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue as we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) (formerly Silver Wheaton Corp.) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and 100% of silver from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton, in which case, they will be entitled to the return of the upfront cash consideration paid less credit for silver delivered up to the date of that event. The cash liability at December 31, 2017 is $262 million.

Refer to note 28 for a summary of our key financial risks.

BARRICK YEAR-END 2017	115	NOTES TO FINANCIAL STATEMENTS

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration, evaluation and project expenses	8
Other expense (income)	9
Impairment reversals	10
General and administrative expenses	11
Income tax expense	12
Earnings per share	13
Finance costs, net	14
Cash flow - other items	15
Investments	16
Inventories	17
Accounts receivable and other current assets	18
Property, plant and equipment	19
Goodwill and other intangible assets	20
Impairment and reversal of non-current assets	21
Other assets	22
Accounts payable	23
Other current liabilities	24
Financial instruments	25
Fair value measurements	26
Provisions	27
Financial risk management	28
Other non-current liabilities	29
Deferred income taxes	30
Capital stock	31
Non-controlling interests	32
Remuneration of key management personnel	33
Stock-based compensation	34
Post-retirement benefits	35
Contingencies	36

4 > ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2017	2016
Gross cash proceeds on divestiture

Veladero	$990	$—
Bald Mountain	—	423
Round Mountain	—	165
	$990	$588

a) Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold Group Co., Ltd. (“Shandong”) where Shandong agreed to acquire 50 percent of Barrick’s Veladero mine in Argentina. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which includes working capital adjustments of $30 million received in the fourth quarter of 2017. The transaction resulted in a gain of $718 million, partially on the sale of 50 percent to Shandong and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We have recognized our share of the revenue and expenses of Veladero starting July 1, 2017.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed. We completed the purchase price allocation in the fourth quarter of 2017 and recognized a deferred tax liability for the difference between the fair values and the tax base of those assets and now have an updated goodwill balance of $154 million, which is not deductible for tax purposes.

b) Sale of 25% of Cerro Casale

On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the joint operation.

The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100 percent of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 21 to the Financial Statements for further details of the impairment reversal. We are accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the

BARRICK YEAR-END 2017	116	NOTES TO FINANCIAL STATEMENTS

deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017.

As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash.

In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at its estimated fair value in other long-term assets.

Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. The acquisition of 100 percent of Exeter was completed in the third quarter and Goldcorp contributed the Caspiche Project into the joint venture at a total acquisition cost of approximately $157 million. The acquisition costs incurred by Goldcorp have been deducted from the $520 million total project investment commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $181 million, split $15 million as short-term and $166 million as long-term, in other current assets and other long-term assets, respectively. Moving forward, this joint venture will be referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits.

c) Investment in Reunion Gold

On December 1, 2017, we announced the acquisition of 48 million common shares, representing approximately 15 percent of issued and outstanding common shares of Reunion Gold Corporation in a non-brokered private placement for total consideration of $9 million. Subsequent to acquisition of the shares, we will be accounting for our interest as other investments with changes in fair value recorded in OCI.

d) Acquisition of Robertson Property in Nevada

On June 7, 2017, we completed the acquisition of the Robertson Property in Nevada from Coral Gold Resources (“Coral”). Consideration paid by Barrick consisted of $16 million, the return of 4.15 million shares (approximate value of $1 million) held by Barrick and a sliding scale royalty on any future production from the Robertson Property.

e) Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and our 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the year ended December 31, 2016.

BARRICK YEAR-END 2017	117	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

In the first quarter of 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. Barrick’s business is organized into eleven individual minesites, one grouping of two mine sites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Therefore, each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes. Our updated presentation of our reportable operating segments is now four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2017	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$2,961	$1,076	$793	$24	$16	$1,052
Pueblo Viejo[2]	1,417	501	229	—	16	671
Lagunas Norte	514	177	68	4	6	259
Veladero	591	291	119	3	5	173
Turquoise Ridge	280	131	28	—	2	119
Acacia[2]	751	362	107	—	91	191
Pascua-Lama	—	—	8	125	(10)	(123)
Other Mines[3]	1,860	1,086	267	12	31	464
	$8,374	$3,624	$1,619	$168	$157	$2,806

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$2,703	$1,089	$807	$19	$17	$771
Pueblo Viejo[2]	1,548	497	147	—	3	901
Lagunas Norte	548	180	96	3	9	260
Veladero	685	346	118	1	—	220
Turquoise Ridge	322	128	27	—	1	166
Acacia[2]	1,045	553	166	27	—	299
Pascua-Lama	—	—	7	59	1	(67)
Other Mines[3]	1,707	958	188	6	52	503
	$8,558	$3,751	$1,556	$115	$83	$3,053
[1]

Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2017, accretion expense was $55 million (2016: $41 million). Refer to note 9a for details of other expenses (income).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the year ended December 31, 2017, for Pueblo Viejo, $567 million, $285 million, $276 million (2016: $623 million, $249 million, $373 million) and Acacia, $271 million, $169 million, $69 million (2016: $377 million, $259 million, $108 million).

[3]	Includes cost of sales of Pierina for the year ended December 31, 2017 of $174 million (2016: $82 million).

BARRICK YEAR-END 2017	118	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes

For the years ended December 31	2017	2016
Segment income	$2,806	$3,053
Other cost of sales/amortization[1]	(57)	(98)
Exploration, evaluation and project expenses not attributable to segments	(186)	(122)
General and administrative expenses	(248)	(256)
Other (expense) income not attributable to segments	901	(18)
Impairment reversals	212	250
Loss on currency translation	(72)	(199)
Closed mine rehabilitation	(55)	(130)
Income from equity investees	76	20
Finance costs, net (includes non-segment accretion)[2]	(636)	(734)
Gain on non-hedge derivatives[3]	6	12
Income before income taxes	$2,747	$1,778
[1]	Includes all realized hedge losses of $27 million (2016: $73 million).
[2]	Includes debt extinguishment losses of $127 million (2016: $129 million).
[3]	Includes unrealized non-hedge gains of $1 million (2016: $32 million).

Geographic Information

	Non-current assets		Revenue[1]

	As at December 31, 2017	As at December 31, 2016	2017	2016
United States	$6,641	$6,768	$3,299	$3,081
Dominican Republic	3,480	3,540	1,417	1,548
Argentina	2,217	2,366	591	685
Chile	2,469	1,945	—	—
Tanzania	1,129	1,673	751	1,045
Peru	734	678	676	663
Australia	463	478	456	472
Zambia	787	473	612	466
Papua New Guinea	351	353	322	304
Saudi Arabia	371	346	—	—
Canada	625	503	250	294
Unallocated	1,357	1,267	—	—
Total	$20,624	$20,390	$8,374	$8,558
[1]	Presented based on the location from which the product originated.

Capital Expenditures Information

	Segment Capital Expenditures[1]

	As at December 31, 2017	As at December 31, 2016
Barrick Nevada	$585	$358
Pueblo Viejo	114	101
Lagunas Norte	25	56
Veladero	173	95
Turquoise Ridge	36	32
Acacia	148	191
Pascua-Lama	6	20
Other Mines	259	230
Segment total	$1,346	$1,083
Other items not allocated to segments	36	36
Total	$1,382	$1,119
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2017, cash expenditures were $1,396 million (2016: $1,126 million) and the decrease in accrued expenditures was $14 million (2016: $7 million decrease).

BARRICK YEAR-END 2017	119	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE

For the years ended December 31	2017	2016
Gold bullion sales[1]
Spot market sales	$7,566	$7,650
Concentrate sales	65	258
	$7,631	$7,908
Copper concentrate sales[1]	$608	$466
Other sales[2]	$135	$184
Total	$8,374	$8,558
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 25d). Revenue is presented net of direct sales taxes of $nil (2016: $2 million).
[2]

Revenues include the sale of by-products from our gold and copper mines and energy sales to third parties from the Monte Rio power plant at our Pueblo Viejo mine up until its disposition on August 18, 2016.

Principal Products

All of our gold mining operations produce gold in doré form, except Acacia’s gold mines of Bulyanhulu and Buzwagi, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Jabal Sayid mines produce a concentrate that primarily contains copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2017 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price US$
As at December 31	2017	2016	2017	2016
Copper pounds	40	44	$13	$11
Gold ounces	—	13	—	2

For the year ended December 31, 2017, our provisionally priced copper sales included provisional pricing gains of $46 million (2016: $22 million loss) and our provisionally priced gold sales included provisional pricing adjustments of $1 million (2016: $nil).

At December 31, 2017, our provisionally priced copper sales subject to final settlement were recorded at average prices of $3.29/lb (2016: $2.51/lb). At December 31, 2017, there were no provisionally priced gold sales subject to final settlement. At December 31, 2016, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,152/oz. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES

	Gold		Copper		Other[5]		Total

For the years ended December 31	2017	2016	2017	2016	2017	2016	2017	2016
Direct mining cost[1,2,3,4]	$3,063	$3,215	$274	$228	$28	$77	$3,365	$3,520
Depreciation	1,529	1,504	83	45	35	25	1,647	1,574
Royalty expense	206	224	38	41	—	—	244	265
Community relations	38	37	4	5	2	4	44	46
Total	$4,836	$4,980	$399	$319	$65	$106	$5,300	$5,405

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $21 million (2016: $68 million).
[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Includes employee costs of $1,051 million (2016: $1,048 million).
[4]	Cost of sales also includes costs associated with power sales to third parties from our Monte Rio power plant in the Dominican Republic up until its disposition on August 18, 2016.
[5]	Other includes all realized hedge gains and losses and corporate amortization.

BARRICK YEAR-END 2017	120	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION, EVALUATION AND PROJECT EXPENSES

For the years ended December 31	2017	2016
Minesite exploration and evaluation[1]	$47	$44
Global exploration and evaluation[1]	126	88
Advanced project costs:
Pascua-Lama	122	59
Other	14	17
Corporate development	13	14
Business improvement and innovation	32	15

Total exploration, evaluation and project expenses	$354	$237
[1]	Approximates the impact on operating cash flow.

9 > OTHER EXPENSE (INCOME)

a) Other expense (income)

For the years ended December 31	2017	2016
Other Expense:
Bank charges	$23	$20
Bulyanhulu reduced operations program costs[1]	53	—
Litigation	24	—
Miscellaneous write-offs	11	—
Other	43	15
Total other expense	$154	$35
Other Income:
(Gain) loss on sale of long-lived assets[2]	($911)	$42

Office closure	—	(4)
Other	(42)	(13)
Total other income	($953)	$25
Total	($799)	$60
[1]	Primarily consists of severance, contractor, and inventory write-down costs.
[2]

2017 includes gains of $718 million from the 50% sale of Veladero and $193 million from the 25% sale of Cerro Casale. 2016 includes losses of $17 million from the sale of Bald Mountain and Round Mountain, and $39 million from the sale of Zaldivar.

b) Loss on currency translation

For the years ended December 31	2017	2016
Currency translation losses released as a result of the disposal and reorganization of entities	$11	$91

Foreign currency translation losses	61	108
Total	$72	$199

10 > IMPAIRMENT REVERSALS

For the years ended December 31	2017	2016

Impairment reversals of long-lived assets[1]	($224)	($250)

Impairment of intangibles[1]	12	—
Total	($212)	($250)
[1]	Refer to note 21 for further details.

11 > GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2017	2016
Corporate administration[1]	$227	$201

Operating segment administration	21	55
Total[2]	$248	$256
[1]	Includes $3 million (2016: $9 million) related to one-time severance payments.
[2]	Includes employee costs of $98 million (2016: $153 million).

12 > INCOME TAX EXPENSE

For the years ended December 31	2017	2016
Tax on profit
Current tax
Charge for the year	$1,125	$911
Adjustment in respect of prior years	—	(2)
	$1,125	$909
Deferred tax
Origination and reversal of temporary differences in the current year	$112	$10
Adjustment in respect of prior years	(6)	(2)
	$106	$8
Income tax expense	$1,231	$917
Tax expense related to continuing operations
Current
Canada	$7	$7
International	1,118	902
	$1,125	$909
Deferred
Canada	($97)	($30)
International	203	38
	$106	$8
Income tax expense	$1,231	$917

BARRICK YEAR-END 2017	121	NOTES TO FINANCIAL STATEMENTS

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2017 and 2016, tax expense of $10 million and $23 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax expense/recovery.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2017	2016
At 26.5% statutory rate	$728	$471
Increase (decrease) due to:
Allowances and special tax deductions[1]	(96)	(134)
Impact of foreign tax rates[2]	215	113
Expenses not tax deductible	24	54
Non-taxable gains on sales of long-lived assets	(241)	—
Impairment charges not recognized in deferred tax assets	66	—
Net currency translation losses on deferred tax balances	10	23
Tax impact of profits from equity accounted investments	(7)	(5)
Current year tax losses not recognized in deferred tax assets	21	35
United States tax reform	(203)	—
Non-recognition of US AMT credits	—	13
Adjustments in respect of prior years	(6)	(4)
Increase to income tax related contingent liabilities	172	70
Impact of tax rate changes	—	(13)
United States withholding taxes	252	—
Other withholding taxes	18	11
Mining taxes	266	267
Other items	12	16
Income tax expense	$1,231	$917
[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

United States Tax Reform

On December 22, 2017 Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate Alternative Minimum Tax (AMT) effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million, which can be used to offset the one-time toll charge. The net one-time 2017 toll charge payable amount of $140 million is payable over 8 years. $129 million of this amount has been recorded in other non-current liabilities (see note 29). The impact of the United States Tax Reform may differ from this estimate due to changes in interpretations and assumptions we have made and guidance that may be issued.

Proposed Framework for Acacia Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania

The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters.

United States Withholding Taxes

Prior to fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During fourth quarter 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in fourth quarter 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax expense. Of the $150 million, $130 million has been recorded in other non-current liabilities (see note 29).

BARRICK YEAR-END 2017	122	NOTES TO FINANCIAL STATEMENTS

13 > EARNINGS PER SHARE

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2017		2016
	Basic	Diluted	Basic	Diluted
Net income	$ 1,516	$ 1,516	$861	$861
Net income attributable to non-controlling interests	(78)	(78)	(206)	(206)
Net income attributable to the equity holders of Barrick Gold Corporation	$ 1,438	$ 1,438	$655	$655
Weighted average shares outstanding	1,166	1,166	1,165	1,165
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$ 1.23	$ 1.23	$0.56	$0.56

14 > FINANCE COSTS, NET

For the years ended December 31	2017	2016
Interest[1]	$511	$591
Amortization of debt issue costs	5	17
Amortization of discount	1	2
Gain on interest rate hedges	(6)	(1)
Accretion	67	50
Loss on debt extinguishment[2]	127	129
Finance income	(14)	(13)
Total	$691	$775
[1]	Interest in the consolidated statements of cash flow is presented on a cash basis. In 2017, cash interest paid was $425 million (2016: $513 million).
[2]

2017 loss arose from partial repayment of several notes during the year (4.10% notes due 2023, 6.95% notes due 2019, and Pueblo Viejo Project Financing). 2016 loss arose from partial repayment of several notes during the year (2.50% notes due 2018, 4.40% notes due 2021, 4.95% notes due 2020, 6.80% notes due 2018 and 6.95% notes due 2019).

BARRICK YEAR-END 2017	123	NOTES TO FINANCIAL STATEMENTS

15 > CASH FLOW – OTHER ITEMS

Operating Cash Flows - Other Items

For the years ended December 31	2017	2016
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives (note 25e)	($6)	($12)
Stock-based compensation expense	80	82
Income from investment in equity investees (note 16)	(76)	(20)
Change in estimate of rehabilitation costs at closed mines	55	130
Net inventory impairment charges (note 17)	21	68
Change in other assets and liabilities	(196)	(249)
Settlement of rehabilitation obligations	(59)	(62)
Other operating activities	($181)	($63)
Cash flow arising from changes in:
Accounts receivable	$8	($5)
Inventory	(372)	(190)
Other current assets	(278)	(72)
Accounts payable	(35)	(190)
Other current liabilities	(51)	29
Change in working capital	($728)	($428)

BARRICK YEAR-END 2017	124	NOTES TO FINANCIAL STATEMENTS

16 > INVESTMENTS

Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2016	$30	$178	$990	$1	$1,199
Equity pick-up (loss) from equity investees	(1)	2	27	(8)	20
Funds invested	1	—	—	8	9
Working capital adjustments	—	—	6	—	6
Impairment charges	—	—	(49)	—	(49)
At December 31, 2016	$30	$180	$974	$1	$1,185
Equity pick-up (loss) from equity investees	(1)	26	61	(10)	76
Funds invested	1	—	—	11	12
Dividend	—	—	(60)	—	(60)
At December 31, 2017	$30	$206	$975	$2	$1,213
Publicly traded	No	No	No	No

Summarized Equity Investee Financial Information

	Jabal Sayid		Zaldívar
For the years ended December 31	2017	2016	2017	2016
Revenue	$214	$80	$649	$518
Cost of sales (excluding depreciation)	116	65	375	354
Depreciation	33	12	111	87
Finance expense	3	—	1	2
Other expense (income)	2	—	—	(5)
Income from continuing operations before tax	$60	$3	$162	$80
Income tax expense	(8)	—	(40)	(25)
Income from continuing operations after tax	$52	$3	$122	$55
Total comprehensive income	$52	$3	$122	$55

Summarized Balance Sheet
	Jabal Sayid		Zaldívar
For the years ended December 31	2017	2016	2017	2016
Cash and equivalents	$50	$14	$72	$102
Other current assets[1]	70	56	563	482
Total current assets	$120	$70	$635	$584
Non-current assets	485	473	1,582	1,603
Total assets	$605	$543	$2,217	$2,187
Current financial liabilities (excluding trade, other payables & provisions)	$12	$—	$19	$23
Other current liabilities	35	27	110	84
Total current liabilities	$47	$27	$129	$107
Non-current financial liabilities (excluding trade, other payables & provisions)	379	391	20	33
Other non-current liabilities	13	11	99	80
Total non-current liabilities	$392	$402	$119	$113
Total liabilities	$439	$429	$248	$220
Net assets	$166	$114	$1,969	$1,967
[1]	Zaldívar other current assets include inventory of $451 million (2016: $429 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

BARRICK YEAR-END 2017	125	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value
	Jabal Sayid[1]	Zaldívar
Opening net assets	$114	$1,967
Income for the period	52	122
Dividend	—	(120)
Closing net assets, December 31	$166	$1,969
Barrick’s share of net assets (50%)	83	985
Equity earnings adjustment	—	(10)
Goodwill recognition	123	—
Carrying value	$206	$975
[1]	A $165 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (see note 22).

17 > INVENTORIES

	Gold		Copper

	As at December 31, 2017	As at December 31, 2016	As at December 31, 2017	As at December 31, 2016
Raw materials
Ore in stockpiles	$2,125	$2,067	$102	$72
Ore on leach pads	405	406	—	—
Mine operating supplies	515	585	79	62
Work in process	174	219	—	—
Finished products	168	50	3	5
	$3,387	$3,327	$184	$139
Non-current ore in stockpiles[1]	(1,681)	(1,536)	—	—
	$1,706	$1,791	$184	$139
[1]	Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges

For the years ended December 31	2017	2016
Barrick Nevada	$—	$57
Golden Sunlight	6	7
Porgera	4	3
Pierina	11	1
Inventory impairment charges[1]	$21	$68
[1]	Impairment charges in 2017 primarily relate to leach pad inventories at Pierina. Impairment charges in 2016 primarily relate to stockpiles at Cortez.

BARRICK YEAR-END 2017	126	NOTES TO FINANCIAL STATEMENTS

Ore in Stockpiles

	As at December 31, 2017	As at December 31, 2016
Gold
Barrick Nevada	$1,040	$1,128
Pueblo Viejo	538	475
Porgera	55	77
Kalgoorlie	138	127
Lagunas Norte	147	91
Buzwagi	109	64
North Mara	47	41
Veladero	22	38
Turquoise Ridge	26	22
Other	3	4
Copper
Lumwana	102	72
	$2,227	$2,139

Ore on Leach pads

	As at December 31, 2017	As at December 31, 2016
Gold
Veladero	$145	$172
Nevada	105	109
Lagunas Norte	143	97
Pierina	12	28
	$405	$406

Purchase Commitments

At December 31, 2017, we had purchase obligations for supplies and consumables of approximately $1,147 million (2016: $970 million).

18 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at December 31, 2017	As at December 31, 2016
Accounts receivable
Amounts due from concentrate sales	$110	$110
Receivable from Dominican Republic government[1]	1	30
Other receivables	128	109
	$239	$249
Other current assets
Derivative assets (note 25f)	$2	$1
Goods and services taxes recoverable[2]	167	239
Prepaid expenses	68	48
Other	84	18
	$321	$306
[1]	Amounts receivable from the Dominican Republic government primarily relate to payments made by Pueblo Viejo on behalf of the government.
[2]

Primarily includes VAT and fuel tax recoverables of $32 million in Tanzania, $49 million in Argentina, $3 million in Chile, $19 million in the Dominican Republic, and $8 million in Peru (Dec. 31, 2016: $124 million, $52 million, $32 million, $10 million and $6 million, respectively).

BARRICK YEAR-END 2017	127	NOTES TO FINANCIAL STATEMENTS

19 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2017
Net of accumulated depreciation	$4,556	$7,194	$2,353	$14,103
Additions[4]	158	219	1,966	2,343
Disposals	(72)	(32)	(1,093)	(1,197)
Depreciation	(878)	(819)	—	(1,697)
Impairment reversals	(102)	(359)	715	254
Transfers[5]	551	449	(1,000)	—
At December 31, 2017	$4,213	$6,652	$2,941	$13,806
At December 31, 2017
Cost	$14,209	$21,068	$14,507	$49,784
Accumulated depreciation and impairments	(9,996)	(14,416)	(11,566)	(35,978)
Net carrying amount – December 31, 2017	$4,213	$6,652	$2,941	$13,806

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2016
Cost	$13,782	$19,968	$14,734	$48,484
Accumulated depreciation and impairments	(9,098)	(12,668)	(12,284)	(34,050)
Net carrying amount – January 1, 2016	$4,684	$7,300	$2,450	$14,434
Additions[4]	71	272	933	1,276
Disposals	(80)	—	(37)	(117)
Depreciation	(794)	(995)	—	(1,789)
Impairment charges	217	79	3	299
Transfers[5]	458	538	(996)	—
At December 31, 2016	$4,556	$7,194	$2,353	$14,103
At December 31, 2016
Cost	$14,111	$20,778	$14,634	$49,523
Accumulated depreciation and impairments	(9,555)	(13,584)	(12,281)	(35,420)
Net carrying amount – December 31, 2016	$4,556	$7,194	$2,353	$14,103
[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]

Assets subject to depreciation includes the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
[5]	Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

BARRICK YEAR-END 2017	128	NOTES TO FINANCIAL STATEMENTS

a)     Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2017	Carrying amount at Dec. 31, 2016
Construction-in-progress[1]	$640	$466
Acquired mineral resources and exploration potential	24	24
Projects
Pascua-Lama	1,499	1,263
Norte Abierto	612	444
Donlin Gold	166	156
	$2,941	$2,353
[1]	Represents assets under construction at our operating mine sites.

b)     Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2017 was a $91 million decrease (2016: $67 million decrease).

c)     Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $118 million at December 31, 2017 (2016: $103 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2017, we have operating lease commitments totaling $68 million, of which $21 million is expected to be paid within a year, $46 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

20 > GOODWILL AND OTHER INTANGIBLE ASSETS

a) Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2016	$87	$12	$16	$156	$271
Additions	—	—	—	4	4
Amortization	—	(1)	(2)	—	(3)
Closing balance December 31, 2016	$87	$11	$14	$160	$272
Additions	—	—	—	16	16
Disposals[5]	(16)	—	—	—	(16)
Amortization and impairment losses	—	(2)	(3)	(12)	(17)
Closing balance December 31, 2017	$71	$9	$11	$164	$255
Cost	$71	$17	$39	$298	$425
Accumulated amortization and impairment losses	—	(8)	(28)	(134)	(170)
Net carrying amount December 31, 2017	$71	$9	$11	$164	$255
[1]	Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences. See note 21 for details of impairment charges recorded against exploration assets.

[5]	Represents the net disposal as a result of the Cerro Casale sale. Refer to note 4b.

BARRICK YEAR-END 2017	129	NOTES TO FINANCIAL STATEMENTS

b) Goodwill

	Closing balance December 31, 2016	Disposals	Closing balance December 31, 2017
Barrick Nevada[1]	$514	$—	$514
Veladero[2]	195	(41)	154
Turquoise Ridge	528	—	528
Hemlo	63	—	63
Kalgoorlie	71	—	71
Total	$1,371	($41)	$1,330
[1]	In Q1 2017, we unified the management and the operation of our Cortez and Goldstrike minesites, now referred to as Barrick Nevada. The prior period has been changed to reflect this presentation.
[2]	Represents the net disposal as a result of the partial Veladero sale. Refer to note 4a.

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$8,618
Accumulated impairment losses December 31, 2017	(7,288)
Net carrying amount December 31, 2017	$1,330

BARRICK YEAR-END 2017	130	NOTES TO FINANCIAL STATEMENTS

21 > IMPAIRMENT AND REVERSAL OF NON-CURRENT ASSETS

Summary of impairments (reversals)

For the year ended December 31, 2017, we recorded net impairment reversals of $212 million (2016: $250 million) for non-current assets, as summarized in the following table:

For the years ended December 31	2017	2016
Cerro Casale	($1,120)	$—
Lumwana	(259)	—
Bulyanhulu	740	—
Veladero	—	(275)
Lagunas Norte	3	(28)
Pascua-Lama	407	—
Zaldívar	—	49
Exploration sites	12	—
Other	5	4
Total impairment (reversals) of long-lived assets	($212)	($250)

2017 Indicators of Impairment/Reversal

Fourth Quarter 2017

In the fourth quarter 2017, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating mine sites for indicators of impairment or reversal. We noted no indicators of impairment, but did note one indicator of potential impairment reversal. Additionally, as a result of events that occurred in the fourth quarter, we identified indicators of impairment at Acacia and Pascua-Lama as discussed below.

Also as a result of an increase in proven and probable reserves, we have observed an increase in the FVLCD of our Lumwana copper mine in Zambia that has resulted in a partial reversal of the non-current asset impairment loss recorded in 2014. An impairment reversal in the amount of $259 million was recorded in the fourth quarter of 2017. The recoverable amount based on the mine’s FVLCD, was $747 million.

Pascua-Lama

As described in note 36, on January 17, 2018 the Pascua-Lama project received a revised notice from the Chilean environmental regulators, which reduced the administrative fine and ordered the closure of existing surface facilities on the Chilean side of the project in addition to certain monitoring activities. Given the impact on our ability to advance the project as an open pit operation and the subsequent reclassification of Pascua- Lama’s open-pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017. We identified that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $429 million, based on a FVLCD of $850 million.

Acacia

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (“Ban”), impacting Acacia’s Bulyanhulu and Buzwagi mines. Subsequently, during the second quarter of 2017 two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced.

In July 2017, new and amended legislation was passed in Tanzania, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017.

At the beginning of September 2017, as a result of the ongoing concentrate export ban, Bulyanhulu commenced a program to reduce operational activity and expenditure in order to preserve the viability of the mine over the long term. This decision was identified by management as a potential indicator of impairment in the third quarter of 2017.

On October 19, 2017, Barrick announced that it had agreed on a framework with the Government of Tanzania for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. In the fourth quarter of 2017, the key terms of the proposed framework was reviewed by Acacia management and independent board members. Acacia has not yet been provided with a detailed proposal for a decision around the ongoing discussions between Barrick and the Government of Tanzania.

In the fourth quarter of 2017 Barrick identified several indicators of impairment, including but not limited to, the continued challenges experienced in the operating environment in Tanzania, the announcement of new legislation by the Government of Tanzania in respect of

BARRICK YEAR-END 2017	131	NOTES TO FINANCIAL STATEMENTS

the natural resources sector and the resulting decision to reduce operations at Bulyanhulu.

As a result of the updated LOM plan, which reflects the targeted outcome for a negotiated resolution in line with the proposed framework, we identified that the carrying value of Bulyanhulu exceeded the FVLCD and we recorded a non-current asset impairment of $740 million, based on a FVLCD of $600 million (100% basis). Refer to note 36 for further details of the proposed framework.

Impairment assessments were also performed in the second and third quarters of 2017 and no impairment charges were recorded.

Cerro Casale - First Quarter 2017

As noted in note 4(b), on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile, which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion.

2016 Indicators of Impairment/Reversal

Fourth Quarter 2016

In the fourth quarter 2016, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating mine sites for indicators of impairment or reversal. We noted no indicators of impairment, but did note three indicators of potential impairment reversal.

As a result of improvements in the cost structure at our Veladero mine in Argentina, we have expanded the open pit in our LOM plan, increasing our expected production and the number of years in our plan. These changes increased Veladero’s FVLCD which has resulted in a full reversal of the non-current asset impairment loss recorded in 2013. After reflecting the amount of depreciation that would have been taken on the impaired assets, an amount of $275 million was recorded as an impairment reversal in the fourth quarter of 2016. The recoverable amount, based on the mine’s FVLCD, was $1.6 billion.

Also as a result of cost improvements, we have observed an increase in the FVLCD of our Lagunas Norte mine in Peru that has resulted in a full reversal of the non-current asset impairment loss recorded in the fourth quarter of 2016. After reflecting the amount of depreciation that would have been taken on the impaired assets, an amount of $28 million was recorded as an impairment reversal in the fourth quarter of 2015. The recoverable amount, based on the mine’s FVLCD, was $630 million.

In the fourth quarter of 2016, our Lumwana copper mine in Zambia completed a new LOM plan incorporating a lower cost structure. We determined this was an indicator of potential reversal of the 2014 impairments recorded on our Lumwana mine. Based on the level of uncertainty surrounding some of the assumptions in our FVLCD calculation, we determined there existed significant uncertainty as to whether or not a change in FVLCD existed that warranted a reversal in the previously recorded impairment.

Third Quarter 2016

In the third quarter of 2016 we agreed to an adjustment of the purchase price for the 50% interest in our Zaldívar mine. This adjustment resulted in a non-current asset impairment loss of $49 million. This is in addition to the goodwill impairment loss of $427 million we recognized in third quarter 2016, as detailed below. The recoverable amount after the impairment, based on the FVLCD of our 50% equity interest, was $950 million.

Second Quarter 2016

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04 per pound; 5% at copper prices between $2.04 per pound and $2.72 per pound; and 6% at copper prices of $2.72 per pound and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of the 2014 impairments recorded on our Lumwana copper mine and we determined the FVLCD was not in excess of the carrying value and therefore no reversal was recorded.

Key Assumptions

The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

BARRICK YEAR-END 2017	132	NOTES TO FINANCIAL STATEMENTS

Gold

For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama

The FVLCD for Pascua-Lama was determined by considering observable market values for comparable assets expressed as dollar per ounce of measured and indicated resources (level 3 of the fair value hierarchy). We used the market approach as the LOM for Pascua-Lama has significant uncertainty with respect to the scope and estimated timeline for the project. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country.

Copper

For our copper operating segments, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans (level 3 of the fair value hierarchy). Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a WACC depending on the location and market risk factors for each mine.

Assumptions

Our gold price assumptions used in our 2017 impairment testing is $1,200 per ounce. Our gold price assumptions used in our 2016 impairment testing were 2017: $1,050 per ounce and 2018+: $1,200 per ounce. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2017	2016
Copper price per lb (long-term)	$2.75	$2.75
WACC - gold (range)	3%-11%	3%-6%
WACC - gold (avg)	6%	4%
WACC - copper	9%	9%
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	17	15
Value per ounce of gold	$30 - $55	n/a
Value per ounce of silver	$0.41 - $0.76	n/a

Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which have had an impairment or impairment reversal in recent years. We flexed the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a +/- 1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. If the gold price per ounce was decreased by $100, a further non-current asset impairment of $172 million, net of tax, would be recognized for Bulyanhulu, with a similar increase in the gold price per ounce resulting in a reduction in the impairment of $172 million. The partial reversal of the non-current asset impairment reversal recorded for Lumwana would not be recognized if the copper price per ounce was decreased by $0.25 and would result in the recognition of a further impairment reversal of $303 million if the copper price per ounce was increased by $0.25. Lumwana was otherwise not affected by the sensitivity analysis.

BARRICK YEAR-END 2017	133	NOTES TO FINANCIAL STATEMENTS

Other results of the sensitivity analysis are as follows:

	(Impairment)/reversal based on
	Gold price	Gold price
Operating Segment	+$100	-$100
Pueblo Viejo	$546	($651)
Lagunas Norte	-	(311)
Veladero	-	(188)

We also performed a sensitivity analysis on our WACC, which is another key input that impacts the impairment calculations. We assumed a +/-1% change on the WACC, while holding all other assumptions constant, to determine the impact on impairment losses recorded, and whether any additional operating segments would be impacted. The results of this analysis are as follows:

A 1% decrease in the WACC would result in a partial reversal of $425 million of the non-current asset impairment recorded in 2015 at Pueblo Viejo. It would also result in the recognition of a further $63 million non-current asset impairment at Bulyanhulu, while a 1% increase in the WACC would result in a reduction of similar value in the impairment recognized at Bulyanhulu.

In addition, for our Pascua-Lama project, we have determined our valuation based on a market approach. The key assumption that impacts the impairment calculations is the value per ounce of gold and per pound of silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant, and based on the results of the impairment testing performed in fourth quarter 2017 for Pascua-Lama, the fair value of the CGU would have been reduced from $850 million to $750 million. We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce/pound.

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2017	Carrying Value
Pueblo Viejo[1]	$3,077
Veladero[2]	1,016
Lumwana[3]	849
Norte Abierto[2,4]	817
Bulyanhulu[3]	600
Lagunas Norte[5]	458
Buzwagi	194
Pascua-Lama[3,6,7]	$38

[1]

This CGU had an impairment loss in 2015. As there have been no indicators of impairment or impairment reversal in 2017, the carrying value would remain sensitive to the key assumptions in the FVLCD model from 2015.

[2]

As a result of partial divestments that occurred in 2017 (refer to notes 4a and 4b) these CGUs were remeasured to fair value and are sensitive to changes in the key assumptions used in the purchase price allocations.

[3]

As a result of the impairment/reversal recorded in 2017 these CGUs were remeasured to fair value and are sensitive to changes, both positive and negative, in the key assumptions used to calculate the FVLCD.

[4]	Norte Abierto is the new name of our joint venture with Goldcorp, comprised of the Cerro Casale and Caspiche deposits.
[5]	As a result of the reversal recorded in 2016 this CGU was remeasured to fair value and is sensitive to changes, both positive and negative, in the key assumptions used to calculate the FVLCD.
[6]	The carrying value of Pascua-Lama includes the deferred revenue liability relating to the Wheaton Precious Metals stream ($812 million).
[7]	This CGU is most sensitive to changes in the value per ounce of comparable market entities.

22 > OTHER ASSETS

	As at December 31, 2017	As at December 31, 2016
Derivative assets (note 25f)	$1	$1
Goods and services taxes recoverable[1]	398	303
Notes receivable[2]	279	274
Restricted cash[3]	119	118
Prepayments	42	51
Norte Abierto JV Partner Receivable	166	—
Other	265	199
	$1,270	$946
[1]

Includes VAT and fuel tax receivables of $220 million in Argentina, $132 million in Tanzania and $46 million in Chile (Dec. 31, 2016: $255 million, $8 million and $40 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama enters production.

[2]

Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.

[3]	Represents cash balance at Pueblo Viejo that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

BARRICK YEAR-END 2017	134	NOTES TO FINANCIAL STATEMENTS

23 > ACCOUNTS PAYABLE

	As at December 31, 2017	As at December 31, 2016
Accounts payable	$760	$749
Accruals	299	335
	$1,059	$1,084

24 > OTHER CURRENT LIABILITIES

	As at December 31, 2017	As at December 31, 2016
Provision for environmental rehabilitation (note 27b)	$152	$67
Derivative liabilities (note 25f)	30	50
Deposit on Pueblo Viejo gold and silver streaming agreement	85	77
Share-based payments (note 34b)	17	53
Deposit on Pascua-Lama silver sale agreement	7	26
Other	40	36
	$331	$309

25 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2017	As at December 31, 2016
Cash deposits	$662	$1,009
Term deposits	427	654
Money market investments	1,145	726
	$2,234	$2,389

Of total cash and cash equivalents as of December 31, 2017, $305 million (2016: $943 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2017	135	NOTES TO FINANCIAL STATEMENTS

b) Debt and Interest1

	Closing balance December 31, 2016	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2017
4.4%/5.7% notes[3,9]	$1,467	$—	$—	$1	$1,468
3.85%/5.25% notes	1,078	—	—	1	1,079
5.80% notes[4,9]	395	—	—	—	395
6.35% notes[5,9]	593	—	—	—	593
Other fixed rate notes[6,9]	1,607	—	(279)	(2)	1,326
Project financing	400	—	(423)	23	—
Capital leases[7]	114	—	(68)	—	46
Other debt obligations	609	—	(4)	(2)	603
4.10%/5.75% notes[8,9]	1,569	—	(731)	4	842
Acacia credit facility[10]	99	—	(28)	—	71
	$7,931	$—	($1,533)	$25	$6,423
Less: current portion[11]	(143)	—	—	—	(59)
	$7,788	$—	($1,533)	$25	$6,364

	Closing balance December 31, 2015	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2016
4.4%/5.7% notes[3,9]	$2,182	$—	($721)	$6	$1,467
3.85%/5.25% notes	1,077	—	—	1	1,078
5.80% notes[4,9]	395	—	—	—	395
6.35% notes[5,9]	592	—	—	1	593
Other fixed rate notes[6,9]	2,451	—	(848)	4	1,607
Project financing	646	—	(254)	8	400
Capital leases[7]	153	2	(41)	—	114
Other debt obligations	654	3	(46)	(2)	609
2.5%/4.10%/5.75% notes[8,9]	1,690	—	(123)	2	1,569
Acacia credit facility[10]	128	—	(29)	—	99
	$9,968	$5	($2,062)	$20	$7,931
Less: current portion[11]	(203)	—	—	—	(143)
	$9,765	$5	($2,062)	$20	$7,788
[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases (decreases) in capital leases.
[3]

Consists of $1.5 billion (2016: $1.5 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $629 million (2016: $629 million) of BNAF notes due 2021 and $850 million (2016: $850 million) of BNAF notes due 2041.

[4]	Consists of $400 million (2016: $400 million) of 5.80% notes which mature in 2034.
[5]	Consists of $600 million (2016: $600 million) of 6.35% notes which mature in 2036.
[6]

Consists of $1.3 billion (2016: $1.6 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $248 million (2016: $248 million) of BPDAF notes due 2020, $250 million (2016: $250 million) of BNAF notes due 2038 and $850 million (2016: $850 million) of BPDAF notes due 2039.

[7]	Consists primarily of capital leases at Pascua-Lama, $13 million and Lagunas Norte, $27 million (2016: $50 million and $56 million, respectively).
[8]	Consists of $850 million (2016: $1.6 billion) in conjunction with our wholly-owned subsidiary BNAF.
[9]

We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]	Consists of an export credit backed term loan facility.
[11]

The current portion of long-term debt consists of project financing ($nil; 2016: $72 million), other debt obligations ($4 million; 2016: $5 million), capital leases ($27 million; 2016: $38 million) and Acacia credit facility ($28 million; 2016: $28 million).

BARRICK YEAR-END 2017	136	NOTES TO FINANCIAL STATEMENTS

1.75%/2.9%/4.4%/5.7% Notes

In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million of the $1.1 billion of 2.9% notes. During 2015, the remainder ($229 million) of the $1.1 billion of 2.9% notes was repaid. During 2016, $721 million of the $1.35 billion of the 4.4% notes was repaid.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and rank equally with our other unsecured, unsubordinated obligations. During 2015, $275 million was repaid. During 2016, an additional $196 million was repaid. During 2017, the remaining $279 million was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid. During 2016, the entire balance ($500 million) of the 10-year notes with a coupon rate of 6.8% was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing was non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which would terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests had been met, resulting in termination of the guarantees. The lending syndicate was comprised of international financial institutions including export development agencies and commercial banks.

We had drawn the entire $1.035 billion. During 2017, the remaining principal balance of the Pueblo Viejo Financing Agreement was fully repaid.

Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “Credit Facility”, previously referred to as the “2012 Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate (“LIBOR”) plus 2.00% on drawn amounts, and a commitment rate of 0.35% on undrawn amounts. In November 2017, $3.977 billion of the $4 billion credit facility was agreed to be extended from January 2022 to January 2023. The remaining $23 million currently terminates in January 2020. The Credit Facility is undrawn as at December 31, 2017.

2.50%/4.10%/5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

BARRICK YEAR-END 2017	137	NOTES TO FINANCIAL STATEMENTS

During 2013, $398 million of the $650 million 2.50% notes were repaid. During 2015, $769 million of 4.10% notes and $129 million of 2.5% notes were repaid. During 2016, the remainder ($123 million) of the $650 million of the 2.50% notes was repaid. During 2017, the remaining $731 million of the 4.10% notes was repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of US $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project. The Facility is collateralized by the Bulyanhulu Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid.

	2017		2016
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
4.4%/5.7% notes	$77	5.23%	$104	5.09%
3.85%/5.25% notes	53	4.87%	53	4.87%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	93	6.38%	128	6.75%
Project financing	14	7.04%	33	6.23%
Capital leases	3	3.60%	5	4.02%
Other debt obligations	31	6.55%	36	6.09%
4.10%/5.75% notes	72	5.12%	82	4.98%
Acacia credit facility	6	3.59%	7	3.59%
Deposits on Pascua-Lama silver sale agreement (note 29)	66	8.37%	63	8.37%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	35	6.14%	37	6.34%
	$511		$609
[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2017	138	NOTES TO FINANCIAL STATEMENTS

Scheduled Debt Repayments1

	Issuer	Maturity Year	2018	2019	2020	2021	2022	2023 and thereafter	Total
4.95% notes[3]	BPDAF	2020	$—	$—	$248	$—	$—	$—	$248
7.31% notes[2]	BGC	2021	—	—	—	7	—	—	7
4.40% notes	BNAF	2021	—	—	—	629	—	—	629
3.85% notes	BGC	2022	—	—	—	—	337	—	337
7.73% notes[2]	BGC	2025	—	—	—	—	—	7	7
7.70% notes[2]	BGC	2025	—	—	—	—	—	5	5
7.37% notes[2]	BGC	2026	—	—	—	—	—	32	32
8.05% notes[2]	BGC	2026	—	—	—	—	—	15	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	850	850
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	750	750
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
Other debt obligations[2]			4	5	—	—	—	—	9
Acacia credit facility			28	28	15	—	—	—	71
			$32	$33	$263	$636	$337	$5,109	$6,410
Minimum annual payments under capital leases			$27	$11	$4	$1	$1	$2	$46

[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
[2]	Included in Other debt obligations in the Long-Term Debt table.
[3]	Included in Other fixed rate notes in the Long-Term Debt table.

BARRICK YEAR-END 2017	139	NOTES TO FINANCIAL STATEMENTS

c)    Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

● Sales	● Prices of gold, silver and copper

o By-product credits	o Prices of silver, copper and gold

● Cost of sales

o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity

o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, and ZMW

● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, ZAR, and ZMW

● Capital expenditures

o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, and ZAR

o Consumption of steel	o Price of steel

● Interest earned on cash and equivalents	● US dollar interest rates

● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

BARRICK YEAR-END 2017	140	NOTES TO FINANCIAL STATEMENTS

d)    Summary of Derivatives at December 31, 2017

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-Hedge	Fair value (USD)
US dollar interest rate contracts (US$ millions)
Total receive - float swap positions	$28	$43	$—	$71	$71	$—	$1
Currency contracts
A$:US$ contracts (A$ millions)	21	—	—	21	—	21	—
C$:US$ contracts (C$ millions)	8	—	—	8	—	8	—
PGK:US$ contracts (PGK millions)	32	—	—	32	—	32	—
Commodity contracts
Gold collar sell contracts (thousands of ounces)	105	—	—	105	—	105	2
Copper bought floor contracts (millions of pounds)	60	—	—	60	60	—	(8)
Fuel contracts (thousands of barrels)[1]	1,244	42	—	1,286	840	446	(24)
[1]

Fuel contracts represent a combination of WTI swaps and Brent options. These derivatives hedge physical supply contracts based on the price of fuel across our operating mine sites plus a spread. WTI represents West Texas Intermediate and Brent represents Brent Crude Oil.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2017	Fair Value as at Dec. 31, 2016	Balance Sheet Classification	Fair Value as at Dec. 31, 2017	Fair Value as at Dec. 31, 2016
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$1	$1	Other liabilities	$—	$—
Commodity contracts	Other assets	—	—	Other liabilities	25	71
Total derivatives classified as hedging instruments		$1	$1		$25	$71
Derivatives not designated as hedging instruments
Commodity contracts	Other assets	$2	$1	Other liabilities	$7	$7
Total derivatives not designated as hedging instruments		$2	$1		$7	$7
Total derivatives		$3	$2		$32	$78

As of December 31, 2017, we had 18 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have six counterparties with which we hold a net asset position of $2 million, and 12 counterparties with which we are in a net liability position, for a total net liability of $31 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

BARRICK YEAR-END 2017	141	NOTES TO FINANCIAL STATEMENTS

US Dollar Interest Rate Contracts

Cash Flow Hedges

At December 31, 2017, Acacia has $71 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the financing agreement.

Currency Contracts

Cash Flow Hedges

During the year, no currency contracts have been designated against forecasted non-US dollar denominated expenditures. As at December 31, 2017, there are no outstanding currency contracts designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend.

During 2013, we sold back and effectively closed out approximately A $990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2014-2016). During 2016, losses of $14 million were recognized in the consolidated statement of income based on the original hedge contract maturity dates. No losses remain crystallized in OCI at December 31, 2016 and December 31, 2017.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During 2015, 8,040 thousand barrels of WTI contracts designated against forecasted fuel consumption at our mines were designated as hedging instruments as a result of adopting IFRS 9 and did not qualify for hedge accounting prior to January 1, 2015. As at December 31, 2017, we have 840 thousand barrels of WTI designated as cash flow hedges at an average rate of $79 per barrel of our exposure to forecasted fuel purchases at our mines.

Non-hedge Derivatives

During the year, Acacia entered into a contract to purchase 79 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis Acacia has 206 thousand barrels of Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

Metals Contracts

Cash Flow Hedges

During 2017, we purchased 115 million pounds of copper collars, of which 60 million pounds remain outstanding at December 31, 2017. The outstanding positions will mature evenly throughout the first half of 2018. These contracts contained purchased put and sold call options with weighted average strike prices of $2.83/lb and $3.25/lb, respectively. These contracts are designated as cash flow hedges, with the effective portion and the changes in time value of the hedge recognized in OCI and the ineffective portion recognized in non-hedge derivative gains (losses).

During 2014, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $2 million remaining crystallized in OCI at December 31, 2017, to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

Non-hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold and copper sales. During the year, Acacia purchased gold put options of 210 thousand ounces. As a result of these activities, we recorded approximately $4 million in the consolidated statement of income as gains on non-hedge derivatives. There are 105 thousand ounces of gold positions outstanding at December 31, 2017.

BARRICK YEAR-END 2017	142	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	General and administrative costs	Capital expenditures	Long-term debt	Total
At January 1, 2016	$14	$—	($102)	($30)	$—	$—	($22)	($140)

Effective portion of change in fair value of hedging instruments	—	—	23	2	—	—	—	25

Transfers to earnings:

On recording hedged items in earnings/PP&E1	(5)	—	47	28	—	—	2	72
At December 31, 2016	$9	$—	($32)	$—	$—	$—	($20)	($43)

Effective portion of change in fair value of hedging instruments	—	(11)	(8)	—	—	—	—	(19)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	(7)	4	27	—	—	—	3	27

Hedge ineffectiveness due to changes in original forecasted transaction	—	—	5	—	—	—	—	5
At December 31, 2017	$2	($7)	($8)	$—	$—	$—	($17)	($30)
Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Cost of sales	General and administrative costs	Property, plant, and equipment	Interest expense	Total
Portion of hedge gain (loss) expected to affect 2018 earnings[2]	$2	($7)	($8)	$—	$—	$—	($1)	($14)
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2017.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2017	2016		2017	2016		2017	2016
Interest rate contracts	($1)	$—	Finance income/ finance costs	($3)	($2)	Gain (loss) on non- hedge derivatives	$—	$—

Foreign exchange contracts	—	2	Cost of sales/general and administrative costs/PP&E	—	(28)	Gain (loss) on non- hedge derivatives	—	—

Commodity contracts	(18)	23	Revenue/cost of sales	(24)	(42)	Gain (loss) on non- hedge derivatives	(5)	—
Total	($19)	$25		($27)	($72)		($5)	$—

BARRICK YEAR-END 2017	143	NOTES TO FINANCIAL STATEMENTS

e)    Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2017	2016
Commodity contracts
Gold	$4	$2
Silver[1]	7	6
Copper	(1)	—
Fuel	—	5
Currency Contracts	1	(1)
	$11	$12
Hedge ineffectiveness	(5)	—
	$6	$12
[1]	Relates to the amortization of crystallized OCI.

f)    Derivative Assets and Liabilities

	2017	2016
At January 1	($76)	($263)
Derivatives cash (inflow) outflow
Operating activities	62	156
Change in fair value of:
Non-hedge derivatives	4	6
Cash flow hedges:
Effective portion	(19)	25
Ineffective portion	5	—
Excluded from effectiveness changes	(5)	—
At December 31	($29)	($76)
Classification:
Other current assets	$2	$1
Other long-term assets	1	1
Other current liabilities	(30)	(50)
Other long-term obligations	(2)	(28)
	($29)	($76)

26 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

BARRICK YEAR-END 2017	144	NOTES TO FINANCIAL STATEMENTS

a)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements

At December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$2,234	$—	$—	$2,234
Other investments	33	—	—	33
Derivatives	—	(29)	—	(29)
Receivables from provisional copper and gold sales	—	110	—	110
	$2,267	$81	$—	$2,348

Fair Value Measurements
At December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$2,389	$—	$—	$2,389
Other investments	18	—	—	18
Derivatives	—	(76)	—	(76)
Receivables from provisional copper and gold sales	—	110	—	110
	$2,407	$34	$—	$2,441

b)    Fair Values of Financial Assets and Liabilities

	At December 31, 2017		At December 31, 2016
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$572	$572	$399	$399
Other investments[2]	33	33	18	18
Derivative assets	3	3	2	2
	$608	$608	$419	$419
Financial liabilities
Debt[3]	$6,423	$7,715	$7,931	$8,279
Derivative liabilities	32	32	78	78
Other liabilities	252	252	216	216
	$6,707	$7,999	$8,225	$8,573
[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2017	145	NOTES TO FINANCIAL STATEMENTS

c)    Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Other assets[1]	$—	$—	$45	$45
Property, plant and equipment[2]	—	—	6,105	6,105
Intangible assets[3]	—	—	34	34
[1]	Other assets were written down by $30 million, which was included in earnings in this period.
[2]	Property, plant and equipment were written up by $254 million, which was included in earnings in this period, reflecting the historical impairment loss taken on these assets.
[3]	Intangibles were written down by $12 million, which was included in earnings in this period, to their fair value less costs of disposal of $34 million.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and Credit Default Swap (“CDS”) rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 > PROVISIONS

a) Provisions

	As at December 31, 2017	As at December 31, 2016
Environmental rehabilitation (“PER”)	$2,944	$2,179
Post-retirement benefits	48	72
Share-based payments	37	34
Other employee benefits	27	45
Other	85	33
	$3,141	$2,363

BARRICK YEAR-END 2017	146	NOTES TO FINANCIAL STATEMENTS

b) Environmental Rehabilitation

	2017	2016
At January 1	$2,246	$1,982
PERs divested during the year	(31)	—
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	46	146
Settlements
Cash payments	(41)	(28)
Settlement gains	(1)	(1)
Accretion	12	10
Operating Sites
PERs arising in the year	836	134
Settlements
Cash payments	(18)	(34)
Settlement gains	(1)	(3)
Accretion	48	40
At December 31	$3,096	$2,246
Current portion (note 24)	(152)	(67)
	$2,944	$2,179

The eventual settlement of substantially all PERs is expected to take place between 2018 and 2058.

The PER has increased in the fourth quarter of 2017 by $864 million primarily due to changes in cost estimates at our Pascua-Lama, Lagunas Norte and Veladero properties, partially offset by changes in discount rates. For the year ended December 31, 2017, our PER balance increased by $850 million as a result of various impacts at our mine sites including new requirements related to water treatment, expanded footprints of our operations and updated estimates for reclamation activities. A 1% increase in the discount rate would result in a decrease in PER by $385 million and a 1% decrease in the discount rate would result in an increase in PER by $257 million, while holding the other assumptions constant.

28 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security.

The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a.	Market risk, including commodity price risk, foreign currency and interest rate risk;
b.	Credit risk;
c.	Liquidity risk; and
d.	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We have 60 million pounds of copper positions outstanding at December 31, 2017. Acacia has 105 thousand ounces of gold positions outstanding at December 31, 2017 and purchased an additional 120 thousand ounces of gold put options subsequent to year end. Our remaining gold and copper production is subject to market prices.

Fuel

On average we consume approximately 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and

BARRICK YEAR-END 2017	147	NOTES TO FINANCIAL STATEMENTS

Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.2 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2017).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, is approximately $10 million (2016: $13 million).

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada, Chile, Australia and Peru. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at December 31, 2017	As at December 31, 2016
Cash and equivalents	$2,234	$2,389
Accounts receivable	239	249
Net derivative assets by counterparty	2	1
	$2,475	$2,639

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2017, our total debt was $6.4 billion (debt net of cash and equivalents was $4.2 billion) compared to total debt as at December 31, 2016 of $7.9 billion (debt net of cash and equivalents was $5.5 billion).

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa3 and BBB-, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant, which was amended in the fourth quarter 2015, in the Credit Facility (undrawn as at December 31, 2017) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the

BARRICK YEAR-END 2017	148	NOTES TO FINANCIAL STATEMENTS

agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.27:1 as at December 31, 2017).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

As at December 31, 2017 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$2,234	$—	$—	$—	$2,234
Accounts receivable	239	—	—	—	239
Derivative assets	2	1	—	—	3
Trade and other payables	1,059	—	—	—	1,059
Debt	59	311	975	5,111	6,456
Derivative liabilities	30	2	—	—	32
Other liabilities	30	231	64	186	511
As at December 31, 2016 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$2,389	$—	$—	$—	$2,389
Accounts receivable	249	—	—	—	249
Derivative assets	1	1	—	—	2
Trade and other payables	1,084	—	—	—	1,084
Debt	143	533	997	6,316	7,989
Derivative liabilities	51	27	—	—	78
Other liabilities	42	51	3	120	216

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28.

29 > OTHER NON-CURRENT LIABILITIES

	As at December 31, 2017	As at December 31, 2016
Deposit on Pascua-Lama silver sale agreement	$805	$749
Deposit on Pueblo Viejo gold and silver streaming agreement	459	499
Long-term income tax payable	259	—
Derivative liabilities (note 25f)	2	28
Provision for offsite remediation	45	48
Other	174	137
	$1,744	$1,461

Silver Sale Agreement

Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) (formerly Silver Wheaton Corp.) requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the

BARRICK YEAR-END 2017	149	NOTES TO FINANCIAL STATEMENTS

agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

•	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.
•

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

30 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $239 million and deferred income taxes of $155 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $3,916 million as at December 31, 2017.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2017	As at December 31, 2016
Deferred tax assets
Tax loss carry forwards	$926	$735
Environmental rehabilitation	594	639
Property, plant and equipment	175	273
Post-retirement benefit obligations and other employee benefits	49	47
Accrued interest payable	40	75
Other working capital	23	54
Derivative instruments	74	89
Other	21	41
	$1,902	$1,953
Deferred tax liabilities
Property, plant and equipment	(1,571)	(1,963)
Inventory	(507)	(533)
	($176)	($543)
Classification:
Non-current assets	$1,069	$977
Non-current liabilities	(1,245)	(1,520)
	($176)	($543)

The deferred tax asset of $1,069 million includes $1,064 million expected to be realized in more than one year. The deferred tax liability of $1,245 million includes $1,228 million expected to be realized in more than one year.

BARRICK YEAR-END 2017	150	NOTES TO FINANCIAL STATEMENTS

Expiry Dates of Tax Losses

	2018	2019	2020	2021	2022+	No expiry date	Total
Non-capital tax losses[1]
Canada	$—	$—	$—	$—	$2,093	$—	$2,093
Argentina	—	—	—	271	—	—	271
Barbados	4,727	922	217	13	735	—	6,614
Chile	—	—	—	—	—	1,052	1,052
Tanzania	—	—	—	—	—	1,756	1,756
Zambia	115	—	—	12	404	—	531
Other	7	—	—	—	—	568	575
	$4,849	$922	$217	$296	$3,232	$3,376	$12,892
[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2017.

The non-capital tax losses include $9,153 million of losses which are not recognized in deferred tax assets. Of these, $4,843 million expire in 2018, $922 million expire in 2019, $217 million expire in 2020, $296 million expire in 2021, $1,009 million expire in 2022 or later, and $1,866 million have no expiry date.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $661 million (December 31, 2016: $569 million) has been recorded in Canada. This deferred tax asset primarily arose from derivative realized losses, finance costs, and general and administrative expenses. A deferred tax asset totaling $98 million (December 31, 2016: $126 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of these deferred tax assets is probable and consequently, we have fully recognized these deferred tax assets.

Deferred Tax Assets Not Recognized

	As at December 31, 2017	As at December 31, 2016
Australia	$158	$162
Canada	388	377
United States	—	115
Chile	993	890
Argentina	515	599
Barbados	66	66
Tanzania	209	183
Zambia	50	151
Saudi Arabia	70	70
	$2,449	$2,613

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $690 million (2016: $638 million), capital loss carry forwards with no expiry date of $452 million (2016: $440 million), US AMT credits of $nil (2016: $113 million) and other deductible temporary differences with no expiry date of $1,307 million (2016: $1,422 million).

Source of Changes in Deferred Tax Balances

For the years ended December 31	2017	2016
Temporary differences
Property, plant and equipment	$295	($297)
Environmental rehabilitation	(45)	79
Tax loss carry forwards	191	259
Inventory	26	(94)
Derivatives	(16)	(16)
Other	(84)	39
	$367	($30)
Intraperiod allocation to:
Income from continuing operations before income taxes	($106)	($8)
Cerro Casale disposition	469	—
Veladero disposition	16	—
OCI	(12)	(22)
	$367	($30)
Income Tax Related Contingent Liabilities
	2017	2016
At January 1	$128	$61
Net additions based on uncertain tax positions related to prior years	178	70
Reductions for tax positions of prior years	—	(3)
At December 31[1]	$306	$128
[1]	If reversed, the total amount of $306 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

BARRICK YEAR-END 2017	151	NOTES TO FINANCIAL STATEMENTS

Tax Years Still Under Examination
Canada	2015-2017
United States	2017
Dominican Republic	2013-2017
Peru	2009, 2011-2017
Chile	2013-2017
Argentina	2011-2017
Australia	2013-2017
Papua New Guinea	2006-2017
Saudi Arabia	2007-2017
Tanzania	All years open
Zambia	2010-2017

31 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,166,577,478 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Shares, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

Dividends

In 2017, we declared and paid dividends in US dollars totaling $125 million (2016: $86 million).

The Company’s dividend reinvestment plan resulted in $16 million (2016: $8 million) reinvested into the Company.

32 > NON-CONTROLLING INTERESTS

a) Non-Controlling Interests Continuity

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total
NCI in subsidiary at December 31, 2017	40%	36.1%	25%	Various
At January 1, 2016	$1,232	$677	$318	$50	$2,277
Share of income (loss)	174	34	(1)	(1)	206
Cash contributed	—	—	2	68	70
Disbursements	(95)	(7)	—	(73)	(175)
At December 31, 2016	$1,311	$704	$319	$44	$2,378
Share of income (loss)	118	(211)	173	(2)	78
Cash contributed	—	—	1	12	13
Decrease in non-controlling interest	—	—	(493)	—	(493)
Disbursements	(139)	(13)	—	(43)	(195)
At December 31, 2017	$1,290	$480	$—	$11	$1,781

BARRICK YEAR-END 2017	152	NOTES TO FINANCIAL STATEMENTS

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

Summarized Balance Sheets

	Pueblo Viejo		Acacia

	As at December 31, 2017	As at December 31, 2016	As at December 31, 2017	As at December 31, 2016
Current assets	$488	$833	$464	$673
Non-current assets	3,489	3,703	1,333	1,725
Total assets	$3,977	$4,536	$1,797	$2,398
Current liabilities	907	1,357	212	71
Non-current liabilities	248	603	280	381
Total liabilities	$1,155	$1,960	$492	$452

Summarized Statements of Income
	Pueblo Viejo		Acacia
For the years ended December 31	2017	2016	2017	2016
Revenue	$1,417	$1,548	$751	$1,045
Income (loss) from continuing operations after tax	293	810	(630)	81
Other comprehensive income (loss)	—	—	—	—
Total comprehensive income (loss)	$293	$810	($630)	$81
Dividends paid to NCI	$—	$—	$13	$7

Summarized Statements of Cash Flows
	Pueblo Viejo		Acacia
For the years ended December 31	2017	2016	2017	2016
Net cash provided by (used in) operating activities	$283	$602	($15)	$324
Net cash used in investing activities	(112)	(54)	(160)	(190)
Net cash provided by (used in) financing activities	(539)	(350)	(62)	(49)
Net increase (decrease) in cash and cash equivalents	($368)	$198	($237)	$85

BARRICK YEAR-END 2017	153	NOTES TO FINANCIAL STATEMENTS

33 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2017	2016
Salaries and short-term employee benefits[1]	$20	$19
Post-employment benefits[2]	3	2
Share-based payments and other[3]	12	17
	$35	$38

1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.

2 Represents Company contributions to retirement savings plans.

3 Relates to stock option, RSU, PGSU and PRSU grants and other compensation.

34 > STOCK-BASED COMPENSATION

a)    Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2017, Barrick contributed and expensed $9 million to this plan.

b)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2017, the weighted average remaining contractual life of RSUs was 1.19 years (2016: 1.09 ).

Compensation expense for RSUs was a $42 million charge to earnings in 2017 (2016: $60 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity

	DSUs	Fair value	RSUs	Fair value
At January 1, 2016	465	$3.5	6,627	$24.6
Settled for cash	(26)	(0.4)	(1,102)	(22.7)
Forfeited	—	—	(2,952)	(46.3)
Granted	134	2.2	3,836	55.0
Credits for dividends	—	—	43	0.7
Change in value	—	3.8	—	47.3
At December 31, 2016	573	$9.2	6,452	$58.6
Settled for cash	—	—	(3,610)	(62.5)
Forfeited	—	—	(121)	(2.3)
Granted	152	2.5	1,760	32.7
Credits for dividends	—	—	56	0.9
Change in value	—	(0.1)	—	10.3
At December 31, 2017	725	$11.6	4,537	$37.7

At December 31, 2017, Acacia Mining plc had $nil of DSUs outstanding (2016: $1 million) and $2 million of RSUs outstanding (2016: $3 million).

c)    Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2017, no units were outstanding (2016: 489 thousand units, fair value $6 million).

At December 31, 2017, Acacia Mining plc had $nil of PRSUs outstanding (2016: $8 million).

d)    Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2017, 2,174 thousand units had been granted at a fair value of $14 million (2016: 1,536 thousand units at a value of $11 million).

BARRICK YEAR-END 2017	154	NOTES TO FINANCIAL STATEMENTS

e)    Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2017, Barrick contributed and expensed $0.4 million to this plan (2016: $0.3 million).

f)    Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At

December 31, 2017, 1.0 million (2016: 2.1 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2017 (2016: $nil ), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2017 and 2016.

Total intrinsic value relating to options exercised in 2017 was $nil (2016: $nil).

Employee Stock Option Activity (Number of Shares in Millions)

	2017		2016
	Shares	Average Price	Shares	Average Price
C$ options
At January 1	0.3	$13	0.3	$13
Granted	—	—	—	—
Cancelled/expired	—	—	—	—
At December 31	0.3	$13	0.3	$13
US$ options
At January 1	1.8	$42	2.6	$42
Forfeited	(0.7)	40	(0.4)	45
Cancelled/expired	(0.4)	45	(0.4)	39
At December 31	0.7	$40	1.8	$42

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options
$ 9 - $ 17	0.2	$10	4.6	$2	0.1	$10	$1
$ 18 - $ 21	0.1	18	2.6	—	0.1	18	—
	0.3	$13	3.9	$2	0.2	$14	$1
US$ options
$ 32 - $ 41	0.4	$32	2.0	$—	0.4	$33	$—
$ 42 - $ 55	0.3	49	1.0	—	0.3	49	—
	0.7	$40	1.5	$—	0.7	$40	$—

1 Based on the closing market share price on December 31, 2017 of C $18.18 and US $14.47.

As at December 31, 2017, there was $nil (2016: $0.1 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2016: 1 year).

BARRICK YEAR-END 2017	155	NOTES TO FINANCIAL STATEMENTS

35 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2017	2016
Balance sheet obligations for:
Defined pension benefits	$42	$66
Other post-retirement benefits	6	6
Liability in the balance sheet	$48	$72
Income statement charge included income statement for:
Defined pension benefits	$1	$4
Other post-retirement benefits	—	—
	$1	$4
Measurements for:
Defined pension benefits	$23	$11
Other post-retirement benefits	—	—
	$23	$11

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2017	2016
Present value of funded obligations	$122	$198
Fair value of plan assets	(134)	(191)
(Surplus) deficit of funded plans	($12)	$7
Present value of unfunded obligations	54	59
Total deficit of defined benefit pension plans	$42	$66
Impact of minimum funding requirement/ asset ceiling	—	—
Liability in the balance sheet	$42	$66

a)    Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans - overseeing all aspects of the plans including investment decisions and contribution schedules - lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

BARRICK YEAR-END 2017	156	NOTES TO FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2017	Other Post- Retirement Benefits 2017	Pension Plans 2016	Other Post- Retirement Benefits 2016
Discount rate	2.90-3.95%	3.75%	2.10-3.90%	3.70%

b)    Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 10 years (2016: 10 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$18	$19	$54	$313	$404
Other post-retirement benefits	1	1	2	6	10
At December 31, 2016	$19	$20	$56	$319	$414
Pension benefits	14	14	39	200	267
Other post-retirement benefits	1	1	2	5	9
At December 31, 2017	$15	$15	$41	$205	$276

c)    Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $33 million in 2017 (2016: $32 million).

36 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action

On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick Gold Corporation, filed suit in the United States District Court for the Southern District of New York (“SDNY”) against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserted claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. On October 4, 2017, the Court consolidated the actions and appointed the lead plaintiff and lead counsel. A briefing schedule has been set by the Court, and the plaintiffs’ amended consolidated complaint was filed on December 4, 2017. The Company filed a motion to dismiss the complaint on February 2, 2018. The Company believes that the claims are without merit and intends to defend them vigorously. No amounts have been accrued for any potential losses under this matter, as the Company cannot reasonably predict any potential losses.

Proposed Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The Canadian proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures.

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350

BARRICK YEAR-END 2017	157	NOTES TO FINANCIAL STATEMENTS

million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action has now been stayed.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purported to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7,

2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated statement of claim in this action.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which have been consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. It is expected that the Quebec motions will be heard in late February 2019, while the motion for leave to proceed in the Ontario action will be heard in early April 2019 (with the certification motion to be heard concurrently or shortly thereafter).

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

BARRICK YEAR-END 2017	158	NOTES TO FINANCIAL STATEMENTS

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project (for more information about this plan, see “Pascua-Lama - Constitutional Protection Action” below). The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018.

In light of the SMA’s decision, the Company has reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company has reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million. See note 21 of these Financial Statements for information related to impairment losses arising from this matter.

Pascua-Lama – Constitutional Protection Action

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31, 2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Project’s water management system, which remain subject to the requirements of the Project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs asserted that the Temporary Closure Plan cannot be approved until the water management system for the Project has been completed in accordance with the Project’s environmental permit. On August 12, 2016, the court ruled in favor of CMN and Sernageomin, rejecting the plaintiffs’ challenges to the Temporary Closure Plan for the Pascua-Lama project. The plaintiffs appealed the court’s decision to the Chilean Supreme Court and on March 13, 2017, the Supreme Court vacated the Temporary Closure Plan, ruling that additional information regarding the SMA regulatory sanction process was required from the environmental regulator, and ordering Sernageomin to issue a new resolution on

BARRICK YEAR-END 2017	159	NOTES TO FINANCIAL STATEMENTS

the Temporary Closure Plan after receiving such information. On August 29, 2017, Sernageomin issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval is valid through September 2019.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. A decision of the Environmental Court on the remaining appeals is still pending. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Argentina Gold SRL (“MAG”) (formerly, Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAG and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016.

On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentinean peso/$ exchange rate) while the request for reconsideration was pending. On December 29, 2016, the request for reconsideration was rejected by the Provincial mining authority. On July 11, 2017, the San Juan government rejected MAG’s final administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAG has implemented a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority.

Criminal Matters

On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. The individual defendants filed a special appeal, called a “cassation” appeal, of the indictments with the San Juan Supreme Court, which was rejected on August 31, 2017. The San Juan Provincial court rejected the defendants’ motion to dismiss on November 30, 2017, and the defendants appealed this decision on December 4, 2017. A trial date has not yet been set. MAG is not a party to the Provincial Action.

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAG to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

BARRICK YEAR-END 2017	160	NOTES TO FINANCIAL STATEMENTS

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope.

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAG submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAG also requested to be admitted as a party to the proceeding in order to present evidence in support of the MAG. On September 14, 2017, the Court of Appeals consolidated the two investigations before the federal judge and allowed MAG to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAG is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAG’s right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero - Release of Gold-bearing Process Solution”).

On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending.

BARRICK YEAR-END 2017	161	NOTES TO FINANCIAL STATEMENTS

Veladero Cyanide Leaching Process – Civil Action

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the valley leach facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAG replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero - Release of Gold-bearing Process Solution”). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Veladero - March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan provincial mining authority issued a violation notice against MAG in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAG as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAG encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAG received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAG paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority, which remains pending.

Provincial Amparo Action

On March 30, 2017, MAG was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAG and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy (see “Veladero - Release of Gold-bearing Process Solution - Federal Amparo Action” below). No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident. The amparo protection action sought a court order requiring the cessation and/or suspension of

BARRICK YEAR-END 2017	162	NOTES TO FINANCIAL STATEMENTS

activities at the Veladero mine. MAG submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAG also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted, then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010,

BARRICK YEAR-END 2017	163	NOTES TO FINANCIAL STATEMENTS

Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011 the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously.

In November 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. To date, the Petitioners have still not advised the Court whether they intend to pursue the action. The Company is awaiting receipt of the Petitioners’ notification of their intentions.

No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Cerro Casale

One of the environmental permits related to the open pit and water management system at the Company’s 50 percent-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required the Company to begin construction of the project by January 26, 2015 or risk cancellation of the environmental permit. The Company sought relief from the Regulation as construction was not feasible and did not begin by that date. On October 15, 2015, the Chilean environmental authority issued a resolution confirming that initial project activities were timely commenced as required by the environmental permit and the matter is now closed. Permits required for the majority of the project’s proposed operations were obtained under a second environmental approval (the “Cerro Casale environmental permit”) that was subject to a January 2018 construction commencement deadline. The Company requested relief using the same procedure described above, and the environmental authority confirmed that the initial project activities were timely commenced.

The Cerro Casale environmental permit was challenged in 2013 by local and indigenous community members for alleged procedural deficiencies in the community consultation process and other aspects of the evaluation of the project by the Chilean environmental authority. The challenge was brought before the Chilean Committee of Ministers for the Environment, which has jurisdiction over procedural claims of this nature. On January 19, 2015, the Committee of Ministers for the

BARRICK YEAR-END 2017	164	NOTES TO FINANCIAL STATEMENTS

Environment rejected the majority of claims made against the Cerro Casale environmental permit while also imposing new limitations on the volume of groundwater that the project may extract for mining operations. The Company appealed this decision to the Environmental Court, which held a hearing on August 27, 2015. On June 12, 2017, the Environmental Court ordered the Chilean Committee of Ministers for the Environment to review its January 9, 2015 decision to impose new limitations on the volume of groundwater that the Cerro Casale project may extract for mining operations. The Company and the Chilean environmental authority appealed this decision to the Chilean Supreme Court.

While this appeal was pending, the Chilean Committee of Ministers for the Environment issued a new decision on November 23, 2017 in which it modified the limitations on groundwater extraction imposed in its original ruling. The decision may provide additional water resources for the project and therefore the Company and the Chilean environmental authority agreed to withdraw the appeal to the Supreme Court. The matter is now closed.

Acacia Mining plc - Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) has issued a number of tax assessments to the Acacia Mining plc group (“Acacia”) related to past taxation years from 2002-onwards. Acacia believes that the majority of these assessments are incorrect and has filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it is Acacia’s current assessment that the relevant assessments and claims by the TRA are without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders in 2010 to 2013. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal. Accordingly, no amounts have been recorded for any potential liability and Acacia intends to continue to defend this action vigorously.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc - Concentrate Export Ban and Related Disputes” below.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters.

Acacia Mining plc - Concentrate Export Ban and Related Disputes

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed a general ban on the export of metallic concentrates (the “Ban”). This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate, including 27 containers previously approved for export prior to the Ban.

During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests.

On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing.

In July 2017, Acacia received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration.

BARRICK YEAR-END 2017	165	NOTES TO FINANCIAL STATEMENTS

In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs.

Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick.

On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia.

See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters and note 21 of these Financial Statements for impairment losses arising from these matters.

BARRICK YEAR-END 2017	166	NOTES TO FINANCIAL STATEMENTS